EXHIBIT E-5

PATENT # 5,189,064

United States Patent [19]      [11] Patent Number:      5,189,064
Blum et a'.                             [45] Date of Patent:       Feb.23, 1993

[54] TREATMENT OF COCAINE. ADDICIION

[75] Inventors: Kenneth Blum, San Antonio; Michael C. Trachtenberg, Houston, both of Tex.

[73] Assignee: Matrix Technologies, Inc., Houston, Tex.

[21] App!. No.: 523,300

[22] Filed: May 14, 1990

Related U.S. Application Data

[63] Continuation of 5cr. No.105,353, Oct. 7, 19S7, abandoned, which is a continuation-in-part of Ser. No. 757,733, Jul.22, 1985, Pat. No.4,761,429.

[51] Int CL A6lK 31/195
[52] US. CL 514/561; 514/810;
514/811; 514/812
[55] Field of Search 514/561;, 810, 811, 812

[56] References Cited

U.S. PATENT DOCUMENTS
4,31Z857 1/1982                  Cay et al.                  424/154
4,357,343 1/1982                 Madsen et al             514/400
4,439,452 3/1984                 Ehrenprise et al.        514/561

FOREIGN PATENT DOCUMENTS

8203551         10/1982          World Int. Prop. O        514/811

OTHER PUBLICATIONS

Bain, et a!.; Life Sciences 40:1119-1125 (1986); Naloxone Attenuation of the Effect of Cocaine on Rewarding Brain Stimulation.
Schwartz, Ct al.; Neuropharmacology 17:665-685 (1978); Modulation of Receptor Mechanisms in the CNS:Hy-per and Hyposensitivity to Catecholamines. Letter to the Editor; 3. Pharm. Pharmac.. 24:905-06 (1972); Doparnine turnover in the Corpus Striatum and the Limbic Systern After Treatment with Neuroleptic and Anti-acetyicholine Drus.
Reggiani, et al.; Substance and Alcohol Actions/-Misuse; 1:151-58 (1980); Role of Dopaminergic-Encephalinergic Interactions in the Neurochemica! Effects of Ethanol.
Mello, Ct a!.; Science; 245:859-862 (1989); Buprenorphine Supretees Cocaine Self-Admmstration by- Rheaus Monkeys.
Misra, Ct a!.; Pain; 28:129-138 (1987); Stereospecilic Potentiation of Opiate Analgesia by- Cocaine: Predominant Role of Noradrenaline.
Hughes, Ct a!.; Nature; 258:577-579 (1975); IdentWicadon of Two Related Pentapeptides from the Brain with Potent Opiate Against Activity.
Li and Chunwig; Proc. Nat. Acid. Sci.; 73:1145-1148 (1976): Isolation and Structure of an Untriakontapep-tide with Opiate Activity- from Carnel Pituitary Glands. Hammer; Dept. of Anatomy & Reprod. BioL, Univ. Hawaii School of Medicine; Cocaine Mtera Opiate Receptor Binding in Critical Brain Reward Regions (1 976).
Tennant & Sagherian, Double-Blind Comparison of Amantidine and Bromocriptine for Ambulatory With-drawal from Cocaine Dependence, Arch. Intern. Med.. 147:109-112, (Jan.1987).
Rosen, et a!., Clinical Trial of Carbidopa Combination for Cocaine Abuse, Am. 3. IPsycItiatry, 143:1493 (Nov. 1956).
Reith, et a!., Sodium-Independent Binding of 3H Ccaine in Mouse Striatum is Serotonin Related, Brain Research, 342(1): 145-148 (1985).
Moir & Eccleston, llie Effects of Precursos llo:'1ig in the Carebra! Metabolism of 5-Hydroxyndoles, J. Neurochem., 15:1093-1108 (1968).
Biggio, et a!., Stimulation of Dopatnine Synthesis in Caudate Nucleus by- Intrastriatial Enkephentis and Antagonism by Naloxone, Science, 200:552-54 (May 1978).
Clouct, A Biochemical and Neurophysicalogical Comparison of Opicids and Antipsychotics, Amals New York Acad. of Sci 398:l3-137 (1982).
Dackis, et al., Bronnocriptine Treatment for Cocaine Abuse: The Dopannine Depletion Hypothesis, Int'l. J. Psychiatry in Med., 15(2): 125-135 (1985).
Daelds, et a!., New Concepts in Cocaine Addiction:
mc Dopamine Depletion Hypothesis, Science and Behavioral Reviews, 9:469-477 (1985).
Clouct, et a!., Catecholatnine Bisynthesis in Brains of Rats Treated with Morphine, Science, 168:854-355 (1970).
Gold, et a!., New Insights and Treatments: Opiates Withdrawal and Cocaine Addiction, Clinical Therapen-tics, 7(1): 6-21 (1984).
Verebey, et a!., in PsYchopharmacology of Cocaine:
Behavior Neurophysiology, Neurochemistry and Pro-posed. Treatment, Psychopharmacology: Impact on Clinical Psychiatry, 219-245, (1985).
Rosecran, Abstract, VII World Congress of Psychiatry, Vienna, Australia (1985).
Schwarlz, Ct a!., Fourth World Congress on Biological Psychiatry 418, No.600.2 (1985).
Gesta, eta!. 4th World Congress on Biological Psychin-try, 459 No.620.10 (1985).
Mindell, Earl Mindell's Shaping up with Vitamins, pp. 162-163; 172-173 (1985). .
The Nuirition Desk Refrrence, pp. 220-224 (1935). Physician's n's Derk Aefen"nce, 35 Ed. (1981), p. 1102.

Primary Examiner-S. J. Friedman
Attorney. Agent, orFirn-Iver P. Cooper

[57]                 ABSTRACT
     Cocaine addiction is treated by administration of an endorphinase or enkephalinse inhibitor, and optionally, a dopamine precursor, or a serotonin precursor, a GABA precursor, or an endorphin or enkephalin releaser. These components promote restoration of normal neurotransmitter function and are non-addictive. Use of the dopatnine precursors L-phenylalatnine or 1--tyrosine, the enkephalinase inhibitor D-phenyla!anine and/or the serotonin precursor 1--tryptophan is especially preferred.
          10 Claims, No Drawings

TREATMENT OF COCAINE ADDICTION

CROSS-REFERENCE TO RELATED
APPLICATION

     This application is a continuation of U.S. Ser. No. 7/1 05,353, field Oct. 7, 1987, now abandoned, which is a continuation-in-part of U.S. Ser. No.06/757,733 filed Jul.22, 1985, now U.S. Pat. No.4,761,429.

BACKGROUND OF THE INVENTION
1. Field of the Invention

     This invention relates to the use of enkephalinase or endorphinase inhibitors, and, optionally-, dopamine precursors, serotonin precursors and/or GABA precursors, in the treatment of cocaine addiction.
2.  Information Disclosure Statement

Cocaine is a naturally- occurring stimulant derived from the leaves of the coca plant, Erythoylon coca. In 1864, cocaine was isolated from the coca leaves. Coca leaves contain only- about one-half of one per-cent pure cocaine-alkaloid. When chewed, only relatively modest amounts of cocaine are liberated, and gastrointestinal absorption is slow. Certainly, this ex-plains why the practice of chewing coca leaves has never been a public health problem in Latin America. The situation changes sharply with the abuse of the alkaloid itself.
     The cocaine user experiences three stages of drug effects. The first, acute intoxication ("binge"), is euphoric, marked by decreased anxiety, enhanced self-confidence and sexual appetite, and may be marred by sexual indiscretions, irresponsible spending, and accidents attributable to reckless behavior. The second stage, the ("crash"), replaces euphoria by anxiety, fatigue, irritability and depression. Some users have committed suicide during this period. Finally, the third stage, "anhedonia," is a time of limited ability to derive pleasure from normal activities and of craving for the euphoric effects of cocaine. See Gawin and Kleber, Medical Management of Cocaine Withdrawal, 6-8 (APT Foundation).
In the past, physicians tended to treat primarily the acute symptoms of cocaine abuse, prescribing drugs such as propranolol to treat erratic heart rhythms, diazepam to control convulsions and chlorpromazine to relieve psychosis (paranoia). However, these treatment approaches do not relieve the patient's craving for cocaine.
A number of drugs have been suggested for use in weaning cocaine users from their dependency. Antidepressants, such as lithium and desipramine, were studied by Tennant and Rawson, in PROBLEMS OF DRUG DEPENDENCE 1982, 351-55 (NIDA Rat. Monogr. 5cr. 43, 1983); Gawin, Psyohosomatics, 27: 2429 (1986); Gawin and Kleber, Arch. Gen. Psychiatry, 41: 903-9 (1984); Kleber and Gawin, J. Clin. Psychiatry 45 (12, Sec. 2): 18-23 (1984).
Certain therapeutic agents are favored by the "dopamine depletion hypothesis" It is well established that cocaine blocks dopamine re-uptake, acutely increasing synaptic dopamine concentrations. However, in the presence of cocaine, synaptic dopamine is metabolized as 3-methoxytyramine and excreted. The synaptic loss of dopamine places demands on the body for increased dopamine synthesis, as evidenced by the increase in tyrosine hydroxylase activity after cocaine administration. When the precursor supplies are exhausted, a do-pamine deficiency develops See Daclils and Gold, Neurosed Biobehav. Rev., 9:469-77(1985); Gold and Dachis, Clin. Therapeutics, 7:6-21(1984). This hypothesis led to the testing of bromocryptine, a dopamine receptor agonist. Dackis, et al., Int. J. Psychiat. Med., 15: 125-135 (1985); Tennant and Sagherian, Arch. Intern. Med., 147:109 (1987). A second approach was the administration of amantadine, a dopamine releaser. Another approach, also based on this hypothesis, was to provide a precursor for dopamine, such as L-dopa See Rosen et al., Am. J. Psychiat., 143:1493 (Nov.1986), or L-tyrosine, Gold, et al., Soc. Neurosci. Absts., 9:157 (1983); Rosecan, Abstaet, VU World Congress of Psychiatry', Vienna, Austria (1983);
Agonists are not preferred therapeutic agents. A given agonist may act on several receptors, or similar receptors on different cells, not just on the particular receptor or cell one desires to stimulate. As tolerance to a drug develops (through changes in the number of receptors and their affinity for the drug), tolerance to the agonist may likewise develop. A particular problem with bromocryptine is that it may itself create a drug dependency. It is known that bromocriptine is self-administered by rhesus monkeys. Woolverton, et-al., J. Pharm. Expt. Therap. 230(3): 67l--683 (1984).
Releasers are effective only if they have something to release. They will not cure a state of dopamine depletion. Indeed, we would be concerned that dopamine releasers, used -alone, would exacerbate the chronic depletion of dopamine.
     Precursors use a naturally regulated pathway. The precursor is converted to the neurotransmitter only when needed, and then the body distributes the product on the basis of need. As dopamine is synthesized from precursors such as 1--tyrosine, dopamine reserves are rebuilt, thus overcoming the dopamine depletion problem.
Verebey and Gold, in PSYCHOPHARMACOL-40 OGY: IMPACT ON CLINICAL PSYCHIATRY 219-41 (Morgan, ed., 1985) (1985), describe a regimen for the treatment of cocaine addiction that contemplates administration of L-tyrosine, L-tryptophan, thiamine, riboflavin, niacin, pantothenic acid, pyridoxamine, ascorbic acid, folic acid and cyanocobalamin. Their composition does not include any enkephalinase or endorphinase inhibitor or any enkephalin or endorphin releaser. Nor does it include any GABA precursor.
D-phenylalanine is in inhibitor of enzymes involved in the metabolism of endorphins and enkephalins. Ehrenpreis, Subs Alc Act/Mis, 3: 231-239 (1982). It has anti-alcohol craving activity, see copending U.S. application Ser. No.06/757,733 and counterpart PCT Pub, WO 86/01495, and has been studied as a potential anti-depressive, Heller, U.S. Pat. No.4,355,044; Heller in Modern Pharmacology 397 (Mosnaim and Wolf, 1978); and analgesic agent, see Ehrenpreis, U.S. Pat No. 4,439,452. There have been no reports of its use in the treatment of cocaine addiction.
1--Tyrosine is a precursor of dopamine see Wurtman, et al., Science, 185:1834(1974); Gibson and Wurtman, Biochem. PharmacoL, 26:113742 (1977). L-tyrosine has been suggested as an anti-depressant. See Gelenberg et-al., Am J Psychiat 137:622 (1980).
L-tryptophan is a precursor of serotonin. See Fernstrom and Wurtman, Science, 174: 1023-25 (1971), Edeleston, et al., J. Neurol. Neurosurg. psychiatry, 33: 269-72 (1970). This amino acid has been used to treat food craving. Wurtman, et al., mt., J. Eating Disord. 1: 2-15 (1981); but its effect on craving is uncertain. See Leathwood and Pollet, J. Psychiatr. Res., 17: 147-54 (1983). It has also received mixed reviews as an anti-depressant. Finally, L-tryptophan has been used to enhance sleep and to reduce pain. See Young, in Nutrition and the Brain, VoL 7, 49-86 (Wurtman and Wurtman, 1986); Lieberman, et al., J. Psychiatric Res., 17:135-145 (1983).
L-glutamine is a precursor of the neurotransmitter gamma aminobutyric acid (GABA). L-glutamine has been used to reduce voluntary alcohol consumption in rats. Rodgers, et al., J. Biol. Chem. 214:503-506(1955); Osrovsky, Substance Alcohol Actions/Misuse 5: 247-253 (1984).
     No admission is made that any of the foregoing references are prior art, or as to the pertinency of any reference.

SUMMARY OF THE INVENTION
The obsessive drug-seeking behavior demonstrated by cocaine addict seems to be due to the drug's overwhelming influences on the "reward center" in the brain. In this regard, cocaine is believed to cause an intense stimulation of the reward center, through a "concert" of neurotransmitter events allowing the, mood-altering neurotransmitter dopamine to remain active longer than normal. It is this enhanced stimulation, perceived as euphoria, that is repeated lV sought by cocaine abusers. Our invention breaks the biological hold of cocaine on its victims by pharmacological manipulation of neurotransmitters operating at botlcatecholamine and opioid receptors.
     It has now been found that by restoring the function of the neurotransmitter Systems implicated in the acute and chronic pharmacological effects of cocaine, the psychological dependence of the patient on cocaine is diminished. It is expected that this treatment will therefore reduce recidivism.
     One of cocaine's principal acute effects is the blocking of re-uptake of dopamine, resulting in increased dopamine levels, and dopaminergic transmission and therefore in the euphoria characteristic of the drug. However, chronic use of cocaine leads to dopamine depletion.
     This problem, which is the root of the dependence established by cocaine, may be tackled in several ways. In the most general embodiment of this invention, the opioidergic system is used to modulate the dopaminergic system. More specifically, our therapeutic approach is to elevate the levels of the opioid peptides (endorphins and enkephalins) that regulate dopamine synthesis and release.
     It is inadvisable however, merely to administer the desired opioid peptides. They are easily degraded in the digestive tract, and are very addictive. Both disadvantages discourage their clinical use.
     An alternative approach, which provides the foundation of the present invention, is to elevate endogenous levels of the opioid peptides by inhibiting their destruction by various enzymes. More particularly, brain enkephalin levels are raised by administration of D-phenylalanine, D-leucine, hydrocinnamic acid, or other enkephalinase inhibitors. Similarly, endorphin levels are raised by endorphinase inhibitors such as phenyl methyl sufonyl chloride.
     These increase endogenous brain endorphin and enkephalin levels by inhibiting their enzymatic degradation. The endorphins and enkephalins, in turn, regulate synthesis, and release of dopamine. Higher levels of endorphins and enkephalins are associated with higher levels of dopamine. In a preferred embodiment, an endorphin or enkephalin releaser is added.
     In another preferred embodiment, a dopamine precursor, such as L-tyrosine or L-phenylalanine, is also administered. If there is a deficit of dopamine, as would be expected in a chronic cocaine user, the body would convert the dopamine precursor directly or indirectly to dopamine, thereby restoring dopamine levels to normal and reducing the feeling of dysphoria. inadequate stimulation of the "reward" centers attributable to depressed dopamine levels which invites readimistrations of the drug.
     In another preferred embodiment, a serotonin precursor, such as L-tryptophan, is also provided. Reduction of serotonergic transmission results in a decrease in the utilization of hypothalamic enkephalin. See Schwattt 10 and Moechetti, Proc. II World Congr. Biol. Psych., 1986. It is expected that this will in turn depress the dopaminergic system. See Dcviu, et al J. Neurochem., 49:663-70 (1987). In the short term, cocaine activates the serotonergic receptors through release of neuronal serotonin. Chronic use of cocaine, however, results in down regulation of CNS serotonin and thus, indirectly, in reduced dopaminergic activity. The serotonin precursor may be used with or without the aforementioned dopamine precursor.
     In another preferred embodiment, a precursor of the inhibitory neurotransmitter gamma-amino butyric acid (GABA), e.g., L-glutamic acid, is also given. To date there is no evidence that cocaine per se affects GABAergic activity (i.e., storage, release, or turnover), however, a novel approach to chronic cocaine toxicity may involve the GABAergic pathway.
     Repeated cocaine use has been linked to a sensitization of the brain resulting in convulsions. Post, et al., in COCAINE: CLINICAL AND BIOBEHAVORIAL 0 ASPECTS, 107-168, (Uhlenhuth, et-al., eds., 1987). It has been found that giving an experimental animal a small dose of cocaine once a day sensitizes its brain to cocaine and progressively lowers the threshold for seizures. After several days of such administration, a small, previously non-convulsive, dose of cocaine produces a convulsive seizure: moreover a high percentage of these seizures result in the death of the experimental animal. This phenomenon is not due to any accumulation of the drug or its metabolites in the body; it represents a true sensitization of the brain to the effects of cocaine. With continued treatment, surviving animals may develop seizures spontaneously in the absence of cocaine. There seems to be a permanent lowered seizure threshold in the organism, analogous to "kindling," the sensitization to convulsive seizures induced by repeated, small electrical stimulation of the brain. Cocaine induced kindling could explain seizures or death in individuals who repeatedly use small amounts of the drug. It implies that each time an individual uses cocaine, there is a small, but progressive increase in sensitivity of the brain to it Thus, repeated use of cocaine without experiencing a seizure is no guarantee for continued safety.
GABA as well as GABA agonists, injected intracerebroventricularly, will reduce seizure activity during alcohol withdrawal in rodents. Pozdveyev, V.K. NEUROTRANSMIR PROCESSES AND EPILEPSY 112 (1983). Also amino oxyacetic acid, ethanolamine-o-sulfate and sodium valproate, which increase GABA content, suppress alcohol withdrawal signs in rodents. Utilization of L-glutamine as a natural way to affect brain GABA levels should significantly reduce the chance of seizure activity in the chronic cocaine abuser. Cocaine addicts often exhibit various nutritional deficiencies. Consequently, it is preferable to further provide certain vitamins and minerals, particularly pantothenic acid (B5) pyridoxal phosphate (B6) magnesium, calcium, and zinc. Note that vitamin B6 is important as a co-factor in the synthesis of' dopamine, serotonin and GABA.
Thus, an endorphinase or enkephalinase inhibitor may be combined with one or more of (a) a dopamine precursor (b) a serotonin precursor, (c) a GABA precursor, (d) an endorphin or enkephalin releaser or (e) replacement vitamins and minerals in order to restore the former cocaine user's neurotransmitter systems (and general health and well being) to normal. In an especially preferred embodiment, all of the foregoing elements are administered to the patient.
     The major goals in the treatment of long-term recovery from cocaine abuse should include:
1). recovery of serotonergic and catecholatminergic function.
2). enhancement of opioidergic activity.
3). reduction of neurotransmitter (eg. serotonin, dopamine, norepinepherine) supersensitivity.
4). induction of neurotransmitter subsensitivity.
5). normalization of catecholaminergic (dopaminergic) receptor sites.
6). reduced cocaine-induced sensitization to convulsive seizures.
It has been reported that there is a 400:1 greater risk for cocaine dependence in these patients with a familiar history of alcoholism. Since we have found, as described in our copending application Ser. No. 06/7'57,733, that endorphinase and enkephalinase inhibitors are useful in the treatment of ethanol abuse, we believe that the compositions of this invention are of particular value in the treatment of patients suffering from both cocaine addiction and alcoholism.
The claims appended hereto are hereby incorporated by reference as a further enumeration of the preferred embodiments.

[The detailed description of the invention has been omitted in this publication as it was felt that it had little value except to interested scientists. If you wish a copy it can be obtained from the Company ore the U.S.P.T.O.}

We claim:
1. A method for treating cocaine addiction which comprises administering to a subject an opiate destruction-inhibiting amount of at least one substance which inhibits the enzymatic destruction of neuropeptidyl opiates, said substance being selected from the group consisting of:
(i) hydrocinnamic acid,
(ii) D4orm mono amino acids,
(iii) thiolbenzyl amino acids,
(iv) di- and tripeptides of essential amino acids in D-form
(v) enkephalin fragments,
(vi) oligopeptides or polypeptides comprising the dipeptides D-Phe D-Leu or D-Phe. D-Met and (b) a neurotransmitter synthesis-promoting amount of at least one neurotransmitter precursor selected from the group consisting of the dopamine precursors L-Phe, L-dopa and L-Tyr, the serotonin precursors 5-hydroxytryptophan and L-Trp, and the GABA precursors, I--Gm, I--glutamic acid and L-glutamate, the amount of said substance and said neurotransmitter precursor being chosen so that said composition is effective in reducing the subject's craving for cocaine.
2. A method for treating cocaine addiction which comprises administering to a subject an opiate destruction-inhibiting amount of at least one substance which inhibits the enzymatic destruction of neuropeptidyl opiates, said substance being selected from the group consisting of:
(i) amino acids, (ii) peptides, and (iii) analogues or derivatives of (1) or (ii) above, and (0) a neurotransmitter synthesis-promoting amount of at least one neurotransmitter precursor selected from the group consisting of the dopamine precursors L-Phe, D-dopa and L-Tyr, the serotonin precursors 5-hydroxytryptoplian and L-Trp, and the GABA precursors, L-Gln, L-glutamic acid and I--glutamate, the amount of said substance and said neurotransmitter precursor being chosen so that said composition is effective in reducing the subject's craving for cocaine.
3.  The method of claim 2 wherein the composition comprises at least one dopamine precursor.
4.  The method of claim 2 wherein the composition comprises at least one serotonin precursor.
5.  The method of claim 2 wherein the composition comprises at least one GABA precursor.
6.  The method of claim 2 wherein the composition consists essentially of an enkephalinase inhibitor, a dopamine precursor, a serotonin precursor and a GABA precursor.
7.  The method of claim 2 wherein the composition consists essentially of D-Phe, L-Phe, L-Tyr, L-Trp and L-Gln.
8.  The method of claim I wherein the inhibitory substance is administered in a daily dose of 150-15,000 2 mg, the neurotransmitter precursor is selected from the group consisting of L-Tyrosine, L-Tryptophan and 1--Glutamine, and the neurotransmitter precursor is administered In a daily dose of 9-90,000 mg for L-Tyrosine, 5-5,000 for L-Tryptophan, and 3-30,000 for L- 2 Glutamine 20
9.  The method of claim 2 wherein the inhibitory substance is administered in a daily dose of 150-15,000 mg, the neurotransmitter precursor is selected from the group consisting of L-Tyrosine, L-Tryptophan and 5 L-Glutamine, and the neurotransmitter precursor is administered in a daily dose of 9-90,000 mg for L-Tyrosine, 5-5,000 for L-Tryptophan, and 3-30,000 for L-Glutamine.
10.  A pharmaceutical composition for the treatment IC of cocaine addiction which consists essentially of (a) an opiate destruction-inhibiting amount of at least 'one substance which inhibits the enzymatic destruction of a neuropeptidyl opiate, said substance being selected from the group consisting of (i) amino acids, (ii) peptides, and (iii) analogues or, derivatives of (i) or (ii) above, and (b) a neurotransmitter synthesis-promoting amount of at least one neurotransmitter precursor selected from the group consisting of the dopamine precursors L-Tyr, L-Phe and L-dopa, the serotonin precursors L-Trp and 5-hydroxytryptophan, and the gamma amino butyric acid (GABA) precursors L-glutamine, L-glutamic acid and L-glutamate, the amount of said substance and said neurotransmitter precursor being chosen so that the composition is effective in reducing the subject's craving for cocaine.